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CheckMyPet XP

CheckMyPet XP is reshaping the landscape by offering pet owners a revolutionary solution for detecting unfavorable health symptoms quickly, conveniently, and stress-free. The company's platform utilizes state-of-the-art pet health and wellness testing panels that rely on a patented dry blood ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CheckMyPetXP

Raised	Days Left
$0	97

Launch — $10,000 Min — $1,235,000 Max

Overview Team About Communication Channel Updates

Business Description

We provide comprehensive in-home sample collection kits for pets.

Overview:

CheckMyPetXP ("CMP" or the "Company") is at the forefront of innovation in the pet healthcare industry, pioneering in-home blood testing for pets. As the first-mover in this space, CMP is reshaping the landscape by offering pet owners a revolutionary solution for detecting unfavorable health symptoms quickly, conveniently, and stress-free.

CMP also provides pet owners with early detection capabilities for potential hidden health issues. The insights gained from these panels empower pet owners to take proactive measures, translating health data into actionable steps for their furry companions.


CheckMyPetXP
Investment Summary
"We Love Your Pets"
Contact:

Technology:

How does CMP's tech revolutionize the pet healthcare industry?

1. The company's platform **utilizes state-of-the-art pet health and wellness panels** that rely on a patented dry blood collection card, which allows for quantitative testing, setting it apart from existing market offerings.
2. CMP holds an **exclusive license** for use of the patented dry blood collection card.
3. The company offers a seamless experience through **fully-integrated and user-friendly back office technology** that streamlines the process for purchasing and submitting blood collection kits for testing.
4. Unlike traditional methods, CMP's innovative kits **eliminate the need for cold storage and test tubes**, requiring only a small blood sample obtained with a small gauge needle, prioritizing the comfort of pets by avoiding larger, more painful needles and invasive sampling techniques.
5. The patented dry blood collection card, classified as a Class 1 Specimen Transport Device, **ensures stability up to 165°F** and can last up to a month in the transport bag without special handling.

Problem

CMP is at the forefront of addressing critical challenges in the pet healthcare landscape by pioneering in-home blood collection to revolutionize the industry.

Security Type:

Equity Security

Price Per Share

$1.00

Shares For Sale

1,235,000

Post Money Valuation:

$26,235,000

Investment Bonuses!

Amount-Based Bonus Incentives:

Tier 1:

– Invest $1,500+ and receive 10% bonus shares.

Tier 2:

– Invest $5,000+ and receive 15% bonus shares.

Tier 3:

– Invest $10,000+ and receive 20% bonus shares.

Tier 4:

– Invest $25,000+ and receive 25% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an

1. **High Costs:** The primary issue at hand is the significant cost and inconvenience associated with traditional veterinary care.Many pet owners express concerns about the high expenses of veterinary visits, ranging from $50 to $250 for a typical checkup and potentially up to $500 for specialized screening.

2. **Lack of Time:** Traditional solutions for pet testing typically require pre-scheduled vet visits, which create a logistical puzzle for pet owners due to busy schedules, tight work commitments, and other modern-day challenges that limit free time.

3. **Stressful for Pets:** While it is a cliché that most pets hate vet visits, for many pets, a visit to the vet can induce stress and anxiety, sometimes severe. While most prevalent in cats, vet visits can also cause elevated levels of stress and anxiety in dogs. In addition, traditional testing techniques are more invasive and can require larger gauge needles, which causes further discomfort and stress. This leads some pet owners to put off important testing because they do not want to put their furry friends through that ordeal.

4. **Lack of Options:** Current at-home sample collection solutions rely only on urine, hair, or stool samples, as use of whole blood requires special handling, refrigeration, etc. This severely limits the conditions that can be currently monitored from the convenience of home.

5. **Battling the Unknown:** You cannot treat what you cannot see, and some combination of the problems above lead many pet owners to put off important wellness testing until a pet becomes sick. Deferred treatment of many conditions can be costly, effect a pet's long-term quality of life, and even lead to death.

Solution

The company's platform is strategically designed to tackle the critical challenges found in the pet healthcare sphere through in-home **state-of-the-art pet health and wellness panels.**

1. **Combatting High Costs:** By saving the cost of a vet visit and cutting the cost of most testing by around 30%, CMP's at-home pet sample collection kits provide significant cost-savings for pet owners.

2. **Maximizing Time:** With CMP's fully integrated and user-friendly at-home pet health panels, pet owners can ensure their pets get the testing they need on their timetable, without having to juggle other important parts of their busy work and life schedule. CMP's lab partners deliver accurate and reliable results within 3-5 days, including shipping.

3. **Reducing Stress for Pets:** Pets are most comfortable at home, so sample collection provided in the home puts less stress on our furry friends than traditional offerings in vet offices. In addition, CMP's kit only requires a small blood sample, obtained with a small gauge needle. CMP's at-home sample collection solution can give pet owners peace of mind that their furry friends can avoid stress and anxiety of vet visits for preventive wellness monitoring.

4. **Providing Options:** CMP has collaborated with veterinary professionals, and integrated the latest tech innovations, to provide the most comprehensive list of health and wellness lab panels ever available for at-home pet health monitoring. The process revolves around a patented serum separating dry blood collection card, which allows for quantitative testing. What's more, CMP holds the exclusive license to utilize this tech in the pet healthcare industry.

5. **Empowering Pet Owners:** By removing these barriers to access, CMP puts pet owners in the driver's seat of their pet's health. The insights gained from our panels empower pet owners to take proactive measures for their pet's health, ultimately translating health data into actionable steps to ensure their pet's long-term health and prevent the higher costs — both in money and quality of life — associated with ailments that go untreated.

CMP's holistic approach provides a comprehensive and efficient solution to enhance the overall well-being of the pet population, while offering convenience and peace of mind to their owners.



Business Model

Value Proposition: Since blood work for pets is a crucial part of veterinary diagnostics in terms of monitoring health and detecting illnesses, CMP is well positioned to be the first mover in the market for in-home pet blood sample collection with its dry blood collection card kits. CMP is aimed at giving pet owners a solution for easy symptom screening, support with clinical diagnosis, and the preventive/proactive care that pet owners in the U.S, both want and need.

Customer Segments/Channels: Our targeted customer base of pet owners, many who treat dogs and cats as family members, can be reached through:

1. **Direct to Consumer:** Sales from CMP online presence mailed directly to end user.
2. **Pet Care Suppliers/Chain Stores:** Wholesale to suppliers and retail chains.
3. **Pet Experts/Grooming:** Wholesale to veterinary offices, groomers, and similar pet experts.

Customer Relationships: Our targeted customer relationship strategy of building the CMP Community can generate meaningful incremental upside:

investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 15, 2025

Minimum Investment Amount:

$100

Target Offering Range:

$10,000-$1,235,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

[Form C Submission]

1. **Increased Brand Awareness & Reputation:** Customers who are part of a brand community are more likely to share the brand's content and talk about it with others.
2. **Increased Customer Loyalty:** Customers who feel like they belong to a brand are more likely to continue supporting it, make repeat purchases, and refer new customers.
3. **Improved Products:** Brand communities can provide valuable feedback on products, including pain points, suggestions for new features, and ideas for improved products.
4. **Better Marketing Strategies:** Brand communities can help brands refine their marketing strategies to better meet customer demands by providing insights into customer preferences and behaviors.

Revenue Streams: Our revenue is generated through multiple streams:

1. **Pet Health Check Panels:** Convenient and comprehensive collection kits delivered to the home.
2. **Vet Tech Service:** Increased revenue through the creation of an Uber-like vet tech network for in-home sample collection.
3. **CheckMyPet App Subscription:** Strengthen core user base with a subscription offering.
4. **Advertising & Merchandising:** Monetize increased site traffic through advertising and merchandising channels.
5. **Adjacent In-Home Categories:** Expand target customer segments by adding products such as vaccinations, DNA testing, gift sets, etc.



Cost Structure: Our costs are allocated to:

1. **Research & Development:** Constant innovation in tech infrastructure and product offerings to maintain leadership in the marketplace.
2. **Manufacturing & Production:** Costs associated with maintaining appropriate supplies of health check kits and associated products.
3. **Marketing:** Targeted marketing to reach customers segments and channels, including social media and traditional methods, as well as content creation.
4. **Operational Expenses:** Day-to-day expenses for business operation, including shipping, handling, and insurance.

Key Activities:

1. **Processing Panels:** Mailing health kits to consumers, processing results from labs, and returning results to consumers.
2. **Market Adaptation & Education:** Verifying efficiency of products and services, adapting to market conditions and innovations, and educating client base on benefits of CMP's technology.
3. **Regulatory Compliance:** Ensuring all products and services meet industry-specific regulations and standards.
4. **TeleVet Content:** Maintain relationships with network of veterinarians to help pet owners understand their pet's health better and get recommendations for long-term pet health quality.

Key Resources:

1. **Patented Technology:** Exclusive license for use of patented dry blood collection card in pet healthcare.
2. **Expert Team:** Our skilled team of professionals provide deep industry knowledge and technical expertise.
3. **Partnerships:** Partnerships with the TeleVet Network.

Key Partnerships:

1. **Supply Chain Partners:** Reliable pet care suppliers, distributors, and retailers.
2. **Industry Experts:** Collaborations with industry experts such as vets, industry associations, pet groomers, and others in the pet community.
3. **Blood Processing Labs:** Partnerships with certified labs to provide reliable results in 3-5 days.
4. **Postal Services:** Partnerships with largest players to ensure safe and efficient delivery of health kits to consumers and back to the lab.
5. **Technical & Regulatory Consultants:** Experts who guide us through industry-specific compliance and innovation.

By integrating our value proposition across this diverse marketplace, CMP is not just a product company, but a strategic partner for businesses and professionals seeking to revolutionize the pet healthcare industry. Our technology puts pet healthcare decisions in the hands of the pet owner by making early detection of unfavorable health symptoms simpler, faster, more convenient, and stress-free.

Market Projection

The domestic pet industry is large, rapidly-growing, and has highly-attractive fundamentals in the health segment.

The U.S. pet industry, particularly for domestic pets, has been growing steadily and is driven not only by an aging population seeking animal companions, but also by the availability of pet health insurance options, heightened awareness of and spending on pet health, and rapidly increasing rates of pet ownership by younger generations.

The rapidly growing U.S. pet industry seeks faster, more accurate, and 24/7 access to pet health data, and pet owners are much more concerned about their pet's health nowadays, as a large majority view their pets as members of the family.

As a result, they want access to all aspects of their pets' health, either online, on a computer, or from a smart phone in the palm of their hand. With tools such as online symptom checkers providing early health warnings, screening solutions, support with diagnosis, and explanations of diseases, pet owners are now becoming active participants in their pets' wellbeing.



The veterinary services market in the US is showing a growth trend with an exponential increase in market size, reflecting a rising demand for veterinary care. The lab diagnostics segment focused on blood work for pets shows:

1. According to **Grand View Research**, the global veterinary diagnostics market, which includes blood work and other related services, was valued at around **$3.0 billion in 2021** and is expected to grow at a compound annual growth rate (CAGR) of **7.0%** from 2022 to 2030.
2. Major companies include IDEXX Laboratories, Antech Diagnostics, Zoetis, Thermo Fisher Scientific, and VCA Inc.; IDEXX has the largest market share.
3. Key customers include vet clinics and hospitals providing services to pet owners and animals, shelters, research labs, zoos and livestock producers.
4. Common tests include complete blood counts, blood chemistry panels, electrolyte panels, glucose testing, thyroid screens, and tests for heartworm/parasites.
5. Growth drivers include rising pet health expenditures, demand for preventative care and early diagnosis, and pet insurance coverage for labs.
6. Industry trends include point-of-care analyzers in clinics, reference lab and vet practice consolidation, specialized genetic tests, and veterinary telehealth.
7. Pricing can range from $50 for simple lab work up to $200-$300 for more extensive panels and specialty testing.

Competition

CMP is the first-mover for in-home blood sample collection for pets.

CheckMyPet enjoys a distinct advantage in the pet healthcare sector as **the first-mover in at-home blood panels for pets.** Facing a landscape with a lack of meaningful competition, the customer base is notably under-served and under-penetrated, with no existing blood sample collection solutions currently available in the marketplace for pets. While a handful of in-home testing products exist, none offer a comprehensive catalogue of panels, and crucially, none provide blood sample screening – the most reliable and accurate method for veterinary diagnostics.

This positions CMP uniquely as the pioneer in the market of in-home pet blood screening, further solidified by their exclusive license from Advance DX, the patent holder and supplier of the dry blood collection card technology for pets. With a focus on comprehensive and accurate testing, **CMP stands poised to meet the significant unmet needs in the market, positioning itself as a leader in the emerging landscape of in-home pet health diagnostics.**



MEDICAL

Traction & Customers

Proven Technology & Exclusivity:

– CMP has negotiated exclusivity in the pet blood sample collection and transportation segment with the supplier holding the patent for the dry blood card technology currently utilized by Everlywell.

– The dry blood card collection technology boasts 100% accuracy across use cases.

– The card is listed as a Class 1 Specimen Transport Device, which has been tested for stability up to 165°F and lasts up to 2 months in our transport bag without the need for special handling or refrigeration.

Growing Demand: Pet Ownership and Spending are Growing Rapidly.

– **66% of U.S. households** (approximately **86.9 million homes**) own a pet, with a **CAGR of 2.3%.** (APPA National Pet Owners Survey)

– Between 2018 and 2022, pet spending in the U.S. grew by **51.16%**, from **$90.5 billion to $136.8 billion**. (APPA Industry Stats)

– Pet owners spend approximately **$37 billion** annually on **veterinary care** and related **health and wellness products**. (APPA Pet Industry Spending)



Growth Opportunities
Potential Incremental Value Drivers

CheckMyPetXP

CMP has identified several actionable growth areas which could generate meaningful incremental upside

- CMP's Current 5-Year Forecast
- Strengthen Core User Base with a Subscription Offering
- Expand Into Adjacent In-Home Categories (Vaccinations, Gifts)
- Wholesale to Veterinary Offices, Retail Chains, Etc.
- Optimize Pricing Mix in Retail & Wholesale Channels
- Expand Target Customer Segments (e.g., DNA testing)

Strictly Private & Confidential   13

Looking Ahead: The Pet Industry is Seeing an Increasing Focus on Pet Health & Wellness.

– **85% of dog owners** and **76% of cat owners** consider their pets to be members of the family. (APPA Pet Ownership)

– **36% of dog owners** would spend **$4,000 or more** out-of-pocket on **life-saving medical care** for their dogs. **24% of pet owners** would go into debt over a **surprise vet bill** of **$1,000-$4,999**. (AVMA Pet Health)

– As of **2022**, pet owners spend more on **veterinary care, supplies, live animals,** and **OTC medicine** than on **pet food and treats**, and this trend is projected to continue. (APPA Industry Trends)

Investors

The Company is seeking $1,000,000 of seed capital in order to:

– Perform 3rd party validation of CMP's Heartworm and General Health test panels

– Purchase initial inventory

– Fund operations until its $5MM Reg A+ capital raise in late 2025 and a potential $20MM Reg A+ round thereafter

– Ability to raise up to $75MM from non-accredited individual investors in a public crowd-funding process

Terms

Up to $1,235,000 in Common Stock at $1.00 per share with a minimum target amount of $10,000.

Offering Minimum: $10,000 | 10,000 shares of Common Stock
Offering Maximum: $1,235,000 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00 per Share
Minimum Investment Amount (per investor): $100

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $100. The Company must reach its Target Offering Amount of $10,000 by April 15, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Tier 1: Invest $1,500+ and receive 10% bonus shares.

Tier 2: Invest $5,000+ and receive 15% bonus shares.

Tier 3: Invest $10,000+ and receive 20% bonus shares.

Tier 4: Invest $25,000+ and receive 25% bonus shares.

*Investors can only receive one (1) time-based incentive and one (1) amount-based incentive per investment.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview   **Team**   About   Communication Channel   Updates



Rick Hewitt
CEO
Background

Mr. Hewitt is the CEO, CFO and sole director of the Company. Mr. Hewitt has also been a part of several startup companies; one being a manufacturing company which he grew into a multi-million-dollar enterprise, manufacturing products for Wal-Mart, JC Penny, and Dillard's as well as major international retailers. Additionally, Mr. Hewitt has spent the last decade building a startup general contracting company, specializing in disaster recovery. Under his leadership, Phoenix Roofing & Construction, Inc. has grown from a startup to grossing over $40 million in the last fiscal year.



Catherine Love
CMO
Background

Ms. Love is the CMO (Chief Medical Officer) of the Company. Her primary responsibilities are to oversee the veterinary aspects of the Company's business. She has a Doctorate in Veterinary Medicine from the University of Wisconsin, a German PhD equivalent in Biomedical Technology from the Frei Universitat of Berlin, an Alexander von Humboldt Post-Doctorate Fellowship, and an MBA from Quantic School of Business and Technology. Ms. Love is the head of a multidisciplinary medical research department for the research arm of one of the largest health system in the US. She Specializes in emergency medicine and critical care and has designed, instituted and managed comprehensive multinational conservation programs. Ms. Love is an entrepreneur with a comprehensive skill set including grant writing, securing and managing multiple funding sources, strategic leadership and planning, multi-level project management, international relations, engineering of solutions and execution as well as management of operations.



Trip Jones
Director of Sales
Background

Mr. Jones is the Director of Sales for the Company. His primary responsibilities are overseeing the process by which our products and services are sold. The founding partner of Healthcare 360, Mr. Jones brings 36+ years of health care experience to bare. Prior to HC360, Tripp was the founding partner of Automated Solutions, Inc (ASI, founded 1987 – sold 1997) a technology company, which specialized in providing healthcare billing application software. ASI was the dominant provider of outpatient billing systems in Nevada, Arizona and Southern California. Mr. Jones's areas of expertise include fiscal benchmarks, effective technologies, practice strategies, client services and proven leadership concepts. Mr. Jones has won, or been nominated for, numerous outstanding achievement and service awards in the Las Vegas community.



Jonathan Hewitt
Director of Operations
Background

Mr. Hewitt is a director of and lead operator for the Company. He also serves as the principal accounting officer for now. His primary responsibilities are to assist with the day-to-day operations of the Company, financial transactions and research and development.



Natysha Hernandez
COO
Background

Ms. Hernandez is the COO of the Company. Her primary responsibilities are overseeing the day-to-day operations of the Company and research and development. In the last three years, Ms. Hernandez has worked for the following companies: Consult4HealthXP, AssuredDX, and CheckMyPetXP. Mrs. Hernandez oversees the daily operations of the employer's subsidiaries monitoring sales and logistics, maintaining client relationships, as well as managing accounts payable and receivable.



Reggie Burris
CTO
Background

Mr. Burris is the CTO of the Company. His primary responsibilities to the Company are to develop and manage our API software that manages the logistics processes of our operations. He is a Dedicated Full-Stack Web Applications and Software Developer with a degree in International Business from the University of Texas at Dallas. Mr. Burris has comprehensive expertise in Microsoft's .NET Stack and C# with a skill set encompassing both front-end and back-end development. His portfolio includes projects involving Large Language Models (LLMs) and automation with AI; founder and lead developer at Dev&Beyond.

Overview   Team   About   Communication Channel   Updates

Company Name

CheckMyPet XP

Location

**810 Pony Express Rd
Cheyenne, Wyoming 82009**

Number of Employees

6

Company Website

Incorporation Type

C-Corp

State of Incorporation

WY

Date Founded

February 25, 2022